Exhibit 99.1

Phillips Edison & Company Reports Third Quarter 2018 Results

Partnered with Northwestern Mutual to Form Two Seeded Joint Ventures Totaling Approximately $415 Million in Contributed Asset Value Subsequent to Quarter-End

Entered into a Definitive Merger Agreement with Phillips Edison Grocery Center REIT II on July 17, 2018

CINCINNATI -- November 5, 2018 - Phillips Edison & Company, Inc. (“PECO” or the “Company”), an internally-managed real estate investment trust (“REIT”) and one of the nation’s largest owners and operators of grocery-anchored shopping centers, reported its results for the quarter and nine months ended September 30, 2018.

Third Quarter 2018 Highlights (vs. Third Quarter 2017)

•	Entered into a definitive merger agreement to acquire Phillips Edison Grocery Center REIT II, Inc. (“REIT II”), a public non-traded REIT currently advised and managed by PECO, on July 17, 2018

•	Net loss totaled $16.3 million, primarily attributable to $16.8 million of impairment charges

•	Funds from operations (“FFO”) per diluted share increased 54.5% to $0.17

•	FFO totaled 99.0% of total distributions made during the quarter

•	Modified funds from operations (“MFFO”) per diluted share increased 13.3% to $0.17

•	Pro forma same-center net operating income (“NOI”)* increased 6.1% to $62.4 million

•	Net debt to total enterprise value (“TEV”) was 42.3% at quarter-end

•	Outstanding debt had a weighted-average interest rate of 3.5% and 85.5% was fixed-rate debt

•	Acquired one shopping center for $22.2 million and realized $31.0 million in net proceeds from the sale of three properties

Nine Months Ended September 30, 2018 Highlights (vs. Nine Months Ended September 30, 2017)

•	Net loss totaled $32.2 million, primarily attributable to $27.7 million of impairment charges

•	FFO per diluted share increased 24.4% to $0.51

•	FFO totaled 101.6% of total distributions made during the nine-month period

•	MFFO per diluted share increased 15.2% to $0.53

•	Pro forma same-center NOI* increased 5.1% to $184.4 million

•	Acquired two shopping centers for $30.6 million and realized $44.3 million in net proceeds from the sale of five properties

* Pro forma same-center NOI reflects adjustments for the Phillips Edison Limited Partnership (“PELP”) acquisition in October 2017. Please see 'Pro Forma Same-Center Results' under Portfolio Results for additional disclosure.

Management Commentary
“Our core portfolio demonstrated continued strong operating fundamentals and robust growth during the quarter, illustrated by a 13.3% increase in MFFO per diluted share and a 6.1% increase in pro forma same-center NOI,” said Jeff Edison, Chairman and Chief Executive Officer of Phillips Edison & Company. “We are continually evaluating opportunities to recycle capital through the disposition of assets that we do not believe meet our growth objectives. As such, we sold three non-core assets during the quarter, and five so far this year, providing capital that allows us to pursue higher growth opportunities. We expect to continue recycling out of non-core or lower-growth assets throughout the remainder of this year and 2019, which will strengthen our portfolio and provide for better long-term future growth.”

“Also during the quarter, we took the next step in our strategic plan toward a liquidity event when we entered into an agreement to merge with REIT II. Our simplified operating structure, fully-integrated platform, and larger, more diversified, institutional-quality portfolio has the potential to enhance the long-term value of the combined company. Looking to the remainder of 2018 and beyond, we remain committed to creating great grocery-anchored shopping experiences and are well positioned to capitalize on future growth and liquidity opportunities.”

Merger with Phillips Edison Grocery Center REIT II
PECO’s merger with REIT II’s 86 properties will create a national portfolio of approximately 320 grocery-anchored shopping centers encompassing over 36 million square feet located across 33 states with a TEV of approximately $6.3 billion.
In exchange for each share of REIT II common stock, REIT II shareholders will receive 2.04 shares of PECO common stock, which is equivalent to $22.54 per share based on PECO’s most recent estimated net asset value per share of $11.05. The exchange ratio is based on a thorough review of the relative valuation of each entity, including factoring in PECO’s investment management business as well as each company’s transaction costs.
As part of this process, both the PECO board and the REIT II special committee independently retained their own financial and legal advisors. Upon the conclusion of a thorough due diligence and negotiation process, PECO’s board of directors, REIT II’s board of directors, and the independent special committee formed by REIT II’s board of directors each unanimously approved the transaction.
The merger is expected to close before the end of November 2018.
More information on the merger is available in the joint proxy statement/prospectus filed on Form S-4 with the SEC on August 28, 2018, which can be found on the Company’s website at www.phillipsedison.com or www.sec.gov.

Northwestern Mutual Joint Ventures
Subsequent to the quarter-end, PECO and Northwestern Mutual entered into an agreement where Northwestern Mutual will invest in 17 high-quality, grocery-anchored shopping centers currently owned and operated by PECO. Under the terms of the agreements, Northwestern Mutual will acquire an 85% interest in the 17-center portfolio, which is valued at approximately $368 million. PECO will maintain a 15% ownership in the portfolio while continuing to provide asset and property management services for the joint venture. The proceeds received from this transaction will be used by PECO to delever, fund redevelopment projects, and further expand its portfolio of grocery-anchored centers. As a part of this transaction, the joint venture will assume the $175 million loan facility due 2026.
Also after the quarter-end, Phillips Edison Grocery Center REIT III, Inc. (“PECO III”), a REIT currently sponsored and managed by PECO, and Northwestern Mutual entered into a similar agreement where Northwestern Mutual will invest in three high-quality, grocery-anchored shopping centers currently owned by PECO III. Northwestern Mutual will acquire a 90% interest in the three-center portfolio, which is valued at approximately $46.5 million. PECO III will maintain a 10% ownership in the portfolio while PECO will continue to provide asset and property management services for the properties. PECO III intends to deploy the proceeds to further expand its growing portfolio of grocery-anchored centers.
These two new joint venture agreements are a positive step in the continued growth of PECO’s third-party investment management business.

Three and Nine Months Ended September 30, 2018 Financial Results
Net Loss
For the third quarter of 2018, net loss totaled $16.3 million, compared to a net loss of $8.4 million for the third quarter of 2017. Excluding $16.8 million of impairment charges, the Company would have generated net income totaling $0.5 million for the quarter.
For the nine months ended September 30, 2018, net loss totaled $32.2 million compared to a net loss of $8.5 million for the same period in 2017. Excluding $27.7 million of impairment charges, net loss would have totaled $4.5 million for the nine months ended September 30, 2018.
During the three and nine-month periods, net loss increased as the Company recognized impairment charges associated with certain disposed properties, anticipated property dispositions, or where potential impairment indicators exist. Also contributing to the loss was increased depreciation and amortization expenses as a result of owning additional properties versus the comparable periods.

FFO as Defined by the National Association of Real Estate Investment Trusts (“NAREIT”)
FFO attributable to stockholders and convertible noncontrolling interests increased 87.5% to $38.0 million, or $0.17 per diluted share, during the third quarter of 2018, from $20.3 million, or $0.11 per diluted share, during the third quarter of 2017. On a per diluted share basis, FFO increased 54.5% compared to the third quarter of 2017.
For the nine months ended September 30, 2018, FFO attributable to stockholders and convertible noncontrolling interests increased 54.0% to $117.1 million, or $0.51 per diluted share, from $76.0 million, or $0.41 per diluted share, during the same year-ago period. On a per diluted share basis, FFO increased 24.4% compared to the first nine months of 2017.
The improvement in FFO for both periods was driven by the properties and investment management business acquired from PELP in October 2017. PECO’s investment management business generated $9.0 million and $26.8 million of fee income for the three and nine months ended September 30, 2018, respectively, while PECO did not generate fee income prior to the acquisition of the investment management business from PELP. Also adding to the improvements in FFO were decreases in non-recurring expenses and meaningful increases in pro forma same-center NOI for both 2018 periods.

MFFO
For the third quarter of 2018, MFFO increased 40.4% to $39.4 million, or $0.17 per diluted share, compared to $28.1 million, or $0.15 per diluted share, during the same year-ago quarter.
For the first nine months of 2018, MFFO increased 42.1% to $122.6 million, or $0.53 per diluted share, compared to $86.3 million, or $0.46 per diluted share, during the same year-ago period.
The increase in MFFO for both periods was directly correlated to the increase in FFO.

Pro Forma Same-Center NOI*
For the third quarter of 2018, pro forma same-center NOI increased 6.1% to $62.4 million compared to $58.8 million during the third quarter of 2017. The increase was driven by an increase in recovery income and a $0.24 increase in minimum rent per square foot coupled with a 5.5% decrease in operating expenses versus the comparable year-ago period.
For the nine months ended September 30, 2018, pro forma same-center NOI increased 5.1% to $184.4 million compared to $175.4 million during the same period in 2017. The increase was driven by the aforementioned increase in minimum rent and recovery income, as well as a 5.2% decrease in operating expenses versus the comparable period.
The improvement in operating expenses during both periods was due to synergies resulting from PECO’s acquisition of PELP during 2017.
*For purposes of evaluating same-center NOI on a comparative basis, and in light of the acquisition of PELP in October 2017, the Company is presenting pro forma same-center NOI, which includes all properties that were owned and operational for the entire portion of both comparable reporting periods for both PECO and PELP. As such, contributing to pro forma same-center NOI were 221 properties.

Three and Nine Months Ended September 30, 2018 Portfolio Overview
Portfolio Statistics
At quarter-end, PECO’s portfolio consisted of 233 properties, totaling approximately 25.9 million square feet located in 32 states. This compares to 159 properties, totaling approximately 17.4 million square feet located in 28 states as of September 30, 2017.
Leased portfolio occupancy totaled 93.9%, which was flat when compared to December 31, 2017 (the first comparable period after the PELP acquisition).

Leasing Activity
During the third quarter 2018, 165 leases (new, renewal and options) were executed totaling approximately 887,000 square feet. This compared to 119 leases executed totaling approximately 573,000 square feet during the third quarter of 2017.

Comparable rent spreads during the quarter, which compare the percentage increase (or decrease) of new or renewal leases to the expiring lease of a unit that was occupied within the past 12 months, were 13.5% for new leases, 6.4% for renewal leases (excluding options), and 7.2% combined (new and renewal leases).
During the first nine months of 2018, there were 534 leases (new, renewal and options) executed totaling approximately 2.5 million square feet. This compared to 381 leases executed totaling approximately 1.6 million square feet during the same period of 2017.

Acquisition & Disposition Activity
During the quarter, the Company acquired one shopping center for a total cost of $22.2 million and generated $31.0 million in net proceeds from the sale of three properties.
During the nine months ended September 30, 2018, the Company acquired two shopping centers for a total cost of $30.6 million; and generated $44.3 million in net proceeds from the sale of five properties.
Net proceeds are expected to be used to fund acquisitions that have the potential for growth, fund redevelopment opportunities in owned centers, or delever the balance sheet.

Hurricane Activity
During the quarter and nine months ended September 30, 2018, the Company reported no material impact on its financial results from weather-related events, including Hurricane Florence and Hurricane Michael.

Investment Management Business
During the third quarter of 2018, the Company generated $9.0 million of fee income for asset management and property management services rendered to third parties.
At quarter-end, the Company had approximately $2.1 billion of third-party assets under management, which included REIT II, PECO III, and Necessity Retail Partners (a joint venture between REIT II and TPG Real Estate).

Balance Sheet Highlights at September 30, 2018
At quarter-end, the Company had $444.0 million of borrowing capacity available on its $500 million revolving credit facility.
Net debt to TEV was 42.3% at September 30, 2018, compared to 41.8% at December 31, 2017. Please see the Net Debt to Total Enterprise Value table for additional disclosure.
The Company's outstanding debt had a weighted-average interest rate of 3.5%, a weighted-average maturity of 4.7 years, and 85.5% of its total debt was fixed-rate debt. This compared to a weighted-average interest rate of 3.4%, a weighted-average maturity of 5.5 years, and 88.5% fixed-rate debt at December 31, 2017.

Distributions
For the quarter ended September 30, 2018, gross distributions of $38.4 million were paid to common shareholders and operating partnership (“OP”) unit holders, including $7.8 million reinvested through the distribution reinvestment plan (“DRIP”), for net cash distributions of $30.6 million.
During the quarter, FFO totaled 99.0% of total distributions, up from 64.6% in Q3 2017.
For the first nine months of 2018, gross distributions of $115.2 million were paid to common shareholders and OP unit holders, including $32.7 million reinvested through the DRIP, for net cash distributions of $82.5 million.
During the first nine months of 2018, FFO totaled 101.6% of total distributions, up from 81.2% during the comparable nine months in 2017.
Subsequent to quarter-end, the Company's board of directors authorized distributions for December 2018, January 2019, and February 2019 in the amount of $0.05583344 per share to the shareholders of record at the close of business on December 17, 2018, January 15, 2019, and February 15, 2019, respectively. OP unit holders will receive distributions at the same rate, subject to required tax withholding.

Share Repurchase Program (“SRP”)
During the third quarter of 2018, approximately 316,000 shares of common stock, totaling $3.5 million, were repurchased under the SRP.
The Company fulfilled all repurchases sought upon a stockholder’s death, “qualifying disability,” or “determination of incompetence” in accordance with the terms of the SRP. Cash available for standard repurchases on any particular date under the SRP is generally limited to the proceeds from the DRIP during the preceding four quarters, less amounts already used for repurchases during the same time period. As such, the Company did not process standard redemptions during the quarter.
In connection with the proposed merger, the combined company will be required to reset its share repurchase queue. As a result, all SRP requests currently on file will be canceled on the date the merger closes. All shareholders wishing to participate in the SRP after the merger must submit a new SRP form to the transfer agent, DST, to be included in the next standard repurchase. New SRP forms can be submitted following the close of the merger.
All standard repurchase requests must be on file and in good order to be included for the next standard repurchase, which is expected to be in July 2019. At that time, should the demand for standard redemptions exceed the funding available for repurchases, the combined company is expected to make pro-rata redemptions.
Following the next standard repurchase, requests that are on file and in good order that have not been fully executed (due to pro-rata redemptions), will remain on file for future redemptions. There will be no need to resubmit paperwork after each redemption.
For updates on the Company’s SRP, please visit www.phillipsedison.com/investors.

Stockholder Update Call
Chairman and Chief Executive Officer Jeff Edison, Chief Financial Officer Devin Murphy, and Executive Vice President Mark Addy will host a live presentation addressing the Company’s results tomorrow, November 6, 2018 at 2:00 p.m. Eastern Time. Following management’s prepared remarks, there will be a question and answer session.

Date: Tuesday, November 6, 2018
Time: 2:00 p.m. Eastern Time
Webcast link: https://services.choruscall.com/links/peco181106.html
U.S. listen-only: (888) 346-2646
International listen-only: (412) 317-5249
Submit Questions: InvestorRelations@phillipsedison.com
Webcast Replay: A webcast replay will be available approximately one hour after the conclusion of the presentation at http://investors.phillipsedison.com/event.

Investors are encouraged to submit questions in advance of the presentation by emailing them to InvestorRelations@phillipsedison.com. Additionally, questions may be submitted via the webcast interface during the live presentation.

Interested parties will be able to access the presentation online or by telephone. If dialing in, please call the conference telephone number five minutes prior to the start time as an operator will register your name and organization. Participants should ask to join the Phillips Edison & Company call.

For investor-related updates on Phillips Edison, please visit www.phillipsedison.com/investors.

For more information on the Company’s quarterly results, please refer to the Company’s Form 10-Q for the quarter ended September 30, 2018, which will be filed with the SEC and available on the SEC’s website at www.sec.gov.

Non-GAAP Disclosures
Pro Forma Same-Center Net Operating Income
Same-Center NOI represents the NOI for the properties that were owned and operational for the entire portion of both comparable reporting periods. As of September 30, 2018, the Company had 221 same-center properties. For purposes of evaluating Same-Center NOI on a comparative basis, and in light of the Company’s acquisition of 72 shopping centers and the investment management business from PELP, the Company is presenting Pro Forma Same-Center NOI, which is Same-Center NOI on a pro forma basis as if the transaction had occurred on January 1, 2017. This perspective allows the Company to evaluate Same-Center NOI growth over a comparable period. Pro Forma Same-Center NOI is not necessarily indicative of what actual Same-Center NOI and growth would have been if the PELP transaction had occurred on January 1, 2017, nor does it purport to represent Same-Center NOI and growth for future periods.
Pro Forma Same-Center NOI highlights operating trends such as occupancy rates, rental rates, and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same-Center NOI, and accordingly, Pro Forma Same-Center NOI may not be comparable to other REITs.
Pro Forma Same-Center NOI should not be viewed as an alternative measure of the Company’s financial performance since it does not reflect the operations of the Company’s entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, depreciation and amortization, interest expense, other income, or the level of capital expenditures and leasing costs necessary to maintain the operating performance of Company properties that could materially impact its results from operations.
Funds from Operations and Modified Funds from Operations
FFO is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) attributable to common stockholders computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for impairment losses on depreciable real estate and impairments of in-substance real estate investments in investees that are driven by measurable decreases in the fair value of the depreciable real estate held by the unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. The Company calculates FFO Attributable to Stockholders and Convertible Noncontrolling Interests in a manner consistent with the NAREIT definition, with an additional adjustment made for noncontrolling interests that are not convertible into common stock.
MFFO is an additional performance financial measure used by the Company as FFO includes certain non-comparable items that affect the Company’s performance over time. MFFO excludes the following items:

•	acquisition and transaction expenses;

•	straight-line rent amounts, both income and expense;

•	amortization of above- or below-market intangible lease assets and liabilities;

•	amortization of discounts and premiums on debt investments;

•	gains or losses from the early extinguishment of debt;

•	gains or losses on the extinguishment of derivatives, except where the trading of such instruments is a fundamental attribute of Company operations;

•	gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting;

•	gains or losses related to fair value adjustments for our earn-out liability;

•	certain other one-time costs; and

•	adjustments related to the above items for joint ventures and noncontrolling interests and unconsolidated entities in the application of equity accounting.
The Company believes that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods. The Company believes it is more reflective of its core operating performance and provides an additional measure to compare its performance across reporting periods on a consistent basis by excluding items that may cause short-term fluctuations in net income (loss) but have no impact on cash flows.
FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should not be considered alternatives to net income (loss) or income (loss) from continuing operations under GAAP, as an indication of liquidity, nor as an indication of funds available to cover the Company’s cash needs, including its ability to fund distributions. MFFO may not be a useful measure of the impact of long-term operating performance on value if the Company does not continue to operate its business plan in the manner currently contemplated.
Accordingly, FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO should be reviewed in connection with other GAAP measurements, and should not be viewed as more prominent measures of performance than net income (loss) or cash flows from operations prepared in accordance with GAAP. The Company’s FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO, as presented, may not be comparable to amounts calculated by other REITs.

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017
(Unaudited)
(In thousands, except per share amounts)

	September 30, 2018	December 31, 2017
ASSETS
Investment in real estate:
Land and improvements	$1,115,232	$1,121,590
Building and improvements	2,253,804	2,263,381
Acquired in-place lease assets	308,575	313,432
Acquired above-market lease assets	53,161	53,524
Total investment in real estate assets	3,730,772	3,751,927
Accumulated depreciation and amortization	(576,976)	(462,025)
Total investment in real estate assets, net	3,153,796	3,289,902
Cash and cash equivalents	6,111	5,716
Restricted cash	27,828	21,729
Account receivable - affiliates	6,365	6,102
Corporate intangible assets, net	46,400	55,100
Goodwill	29,066	29,085
Other assets, net	148,443	118,448
Total assets	$3,418,009	$3,526,082

LIABILITIES AND EQUITY
Liabilities:
Debt obligations, net	$1,842,947	$1,806,998
Acquired below-market lease liabilities, net of accumulated amortization of $33,976 and
$27,388, respectively	82,235	90,624
Accounts payable – affiliates	1,014	1,359
Accounts payable and other liabilities	152,464	148,419
Total liabilities	2,078,660	2,047,400
Commitments and contingencies	—	—
Equity:
Preferred stock, $0.01 par value per share, 10,000 shares authorized, zero shares issued
and outstanding at September 30, 2018 and December 31, 2017, respectively	—	—
Common stock, $0.01 par value per share, 1,000,000 shares authorized, 183,694 and 185,233
shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	1,837	1,852
Additional paid-in capital	1,613,375	1,629,130
Accumulated other comprehensive income	33,602	16,496
Accumulated deficit	(721,017)	(601,238)
Total stockholders’ equity	927,797	1,046,240
Noncontrolling interests	411,552	432,442
Total equity	1,339,349	1,478,682
Total liabilities and equity	$3,418,009	$3,526,082

PHILLIPS EDISON & COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues:
Rental income	$71,770	$53,165	$216,072	$157,425
Tenant recovery income	23,884	17,052	67,878	50,442
Fees and management income	8,974	—	26,823	—
Other property income	271	407	1,498	911
Total revenues	104,899	70,624	312,271	208,778
Expenses:
Property operating	19,276	10,882	54,292	32,611
Real estate taxes	12,873	10,723	39,346	31,136
General and administrative	13,579	8,914	37,490	25,904
Termination of affiliate arrangements	—	5,454	—	5,454
Depreciation and amortization	45,692	28,650	138,504	84,481
Impairment of real estate assets	16,757	—	27,696	—
Total expenses	108,177	64,623	297,328	179,586
Other:
Interest expense, net	(17,336)	(10,646)	(51,166)	(28,537)
Transaction expenses	—	(3,737)	—	(9,760)
Gain on sale of property, net	4,571	—	5,556	—
Other (expense) income, net	(224)	6	(1,513)	642
Net loss	(16,267)	(8,376)	(32,180)	(8,463)
Net loss attributable to noncontrolling interests	3,039	144	6,001	144
Net loss attributable to stockholders	$(13,228)	$(8,232)	$(26,179)	$(8,319)
Earnings per common share:
Net loss per share - basic and diluted	$(0.07)	$(0.04)	$(0.14)	$(0.05)
Weighted-average common shares outstanding:
Basic	183,699	183,843	184,676	183,402
Diluted	228,152	186,492	229,129	186,141

Comprehensive loss:
Net loss	$(16,267)	$(8,376)	$(32,180)	$(8,463)
Other comprehensive loss:
Change in unrealized gain (loss) on interest rate swaps	2,869	49	21,212	(741)
Comprehensive loss	(13,398)	(8,327)	(10,968)	(9,204)
Net loss attributable to noncontrolling interests	3,039	144	6,001	144
Comprehensive loss attributable to noncontrolling interests	(517)	—	(1,101)	—
Comprehensive loss attributable to stockholders	$(10,876)	$(8,183)	$(6,068)	$(9,060)

The table below compares Pro Forma Same-Center NOI for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,				Nine Months Ended September 30,
	2018	2017	$ Change	% Change	2018	2017(1)	$ Change	% Change
Revenues:
Rental income(1)	$65,154	$64,151	$1,003		$195,007	$191,703	$3,304
Tenant recovery income	21,930	20,510	1,420		63,157	61,555	1,602
Other property income	265	572	(307)		1,420	1,432	(12)
Total revenues	87,349	85,233	2,116	2.5%	259,584	254,690	4,894	1.9%
Operating expenses:
Property operating expenses	12,916	13,671	(755)		38,487	41,463	(2,976)
Real estate taxes	12,028	12,720	(692)		36,723	37,851	(1,128)
Total operating expenses	24,944	26,391	(1,447)	(5.5)%	75,210	79,314	(4,104)	(5.2)%
Total Pro-Forma Same-center NOI	$62,405	$58,842	$3,563	6.1%	$184,374	$175,376	$8,998	5.1%

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.
Below is a reconciliation of Net Loss to Owned Real Estate NOI and Pro Forma Same-Center NOI for the three and nine months ended September 30, 2018 and 2017 (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018	2017		2018	2017
Net loss	$(16,267)	$(8,376)		$(32,180)	$(8,463)
Adjusted to exclude:
Fees and management income	(8,974)	—		(26,823)	—
Straight-line rental income	(1,090)	(970)		(3,579)	(2,913)
Net amortization of above- and below-market leases	(977)	(286)		(2,967)	(972)
Lease buyout income	(49)	(9)		(115)	(1,120)
General and administrative expenses	13,579	8,914		37,490	25,904
Termination of affiliate arrangements	—	5,454		—	5,454
Depreciation and amortization	45,692	28,650		138,504	84,481
Impairment of real estate assets	16,757	—		27,696	—
Interest expense, net	17,336	10,646		51,166	28,537
Transaction expenses	—	3,737	—	—	9,760
Gain on sale of property, net	(4,571)	—		(5,556)	—
Other	139	(6)		1,238	(642)
Property management allocations to third-party assets under management(1)	5,432	—		13,223	—
Owned Real Estate NOI	67,007	47,754		198,097	140,026
Less: NOI from centers excluded from same-center	(4,602)	(2,397)		(13,723)	(4,673)
NOI prior to October 4, 2017, from same-center properties acquired in the PELP transaction(2)	—	13,485		—	40,023
Total Pro Forma Same-Center NOI	$62,405	$58,842		$184,374	$175,376

(1)
This represents property management expenses allocated to third-party owned properties based on the property management fee that is provided for in the individual management agreements under which the Company’s investment management business provides services.

(2)	See calculation on the following page.

NOI from the PELP properties acquired prior to the PELP transaction was obtained from the accounting records of PELP without adjustment. The accounting records were subject to internal review by the Company. The table below provides Same-Center NOI detail for the non-ownership period of PELP, which was the three and nine months ended September 30, 2017.

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Revenues:
Rental income(1)	$4,176	$12,697
Tenant recovery income	577	1,215
Other property income	14,565	43,669
Total revenues	19,318	57,581
Operating expenses:
Property operating expenses	5,616	16,850
Real estate taxes	217	708
Total operating expenses	5,833	17,558
Total Same-Center NOI	$13,485	$40,023

(1)	Excludes straight-line rental income, net amortization of above- and below-market leases, and lease buyout income.

The following section presents the Company’s calculation of FFO, FFO Attributable to Stockholders and Convertible Noncontrolling Interests, and MFFO and provides additional information related to the Company’s operations for the three and nine months ended September 30, 2018 and 2017 (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017(1)
Calculation of FFO Attributable to Stockholders and Convertible Noncontrolling Interests
Net loss	$(16,267)	$(8,376)	$(32,180)	$(8,463)
Adjustments:
Depreciation and amortization of real estate assets	42,227	28,650	127,367	84,481
Impairment of real estate assets	16,757	—	27,696	—
Gain on sale of property, net	(4,571)	—	(5,556)	—
FFO attributable to the Company	38,146	20,274	117,327	76,018
Adjustments attributable to noncontrolling interests not convertible into common stock	(141)	—	(269)	—
FFO attributable to stockholders and convertible noncontrolling interests	$38,005	$20,274	$117,058	$76,018
Calculation of MFFO
FFO attributable to stockholders and convertible noncontrolling interests	$38,005	$20,274	$117,058	$76,018
Adjustments:
Net amortization of above- and below-market leases	(977)	(286)	(2,967)	(972)
Depreciation and amortization of corporate assets	3,465	—	11,137	—
Straight-line rent	(1,073)	(970)	(3,544)	(2,913)
Change in fair value of earn-out liability	—	—	1,500	—
Transaction expenses	—	3,737	—	9,760
Termination of affiliate arrangements	—	5,454	—	5,454
Other	—	(138)	(631)	(1,092)
MFFO	$39,420	$28,071	$122,553	$86,255

FFO Attributable to Stockholders and Convertible Noncontrolling Interests/MFFO per share
Weighted-average common shares outstanding - diluted(2)	228,356	186,502	229,266	186,150
FFO attributable to stockholders and convertible noncontrolling interests per share - diluted(2)	$0.17	$0.11	$0.51	$0.41
MFFO per share - diluted	$0.17	$0.15	$0.53	$0.46

(1)	Certain prior period amounts have been restated to conform with current year presentation.

(2)
Restricted stock awards were dilutive to FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO for the three and nine months ended September 30, 2018 and 2017, and, accordingly, were included in the weighted-average common shares used to calculate diluted FFO Attributable to Stockholders and Convertible Noncontrolling Interests and MFFO per share.

Net Debt to Total Enterprise Value
The following table presents the Company’s calculation of debt to total enterprise value as of September 30, 2018 and December 31, 2017 (dollars in thousands):

	September 30, 2018	December 31, 2017
Net debt:
Total debt, excluding below-market adjustments and deferred financing costs	$1,852,773	$1,817,786
Less: Cash and cash equivalents	(6,111)	(5,716)
Total net debt	$1,846,662	$1,812,070
Enterprise Value:
Total net debt	$1,846,662	$1,812,070
Total equity value	2,523,290	2,526,557
Total enterprise value	$4,369,952	$4,338,627

Net debt to total enterprise value	42.3%	41.8%
(1) Total equity value is calculated as the product of the number of diluted shares outstanding and the estimated value per share at the end of the period. There were 228.1 million and 229.7 million diluted shares outstanding as of September 30, 2018 and December 31, 2017, respectively.

About Phillips Edison & Company
Phillips Edison & Company, Inc., an internally-managed REIT, is one of the nation’s largest owners and operators of grocery-anchored shopping centers. Its diversified portfolio of well-occupied neighborhood shopping centers has a mix of national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. As of September 30, 2018, the Company manages 339 shopping centers - 233 of which it owns directly - comprising approximately 25.9 million square feet located in 32 states. The Company’s proven, vertically-integrated operating platform allows it to effectively and efficiently acquire, lease and manage its properties, resulting in a history of strong operating results and great shopping experiences. For more information, please visit www.phillipsedison.com.

Additional Information and Where You Can Find It
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. PECO and REIT II have filed a joint proxy statement/registration statement on Form S-4 in connection with the merger. Investors are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by PECO or REIT II with the SEC through the website maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by PECO by going to PECO’s corporate website at www.phillipsedison.com or by directing a written request to: Phillips Edison & Company, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by REIT II by going to REIT II’s corporate website at www.grocerycenterREIT2.com or by directing a written request to: Phillips Edison Grocery Center REIT II, Inc., 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations. Investors are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

PECO and its directors and executive officers and REIT II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of PECO and REIT II in connection with the merger. Information regarding the interests of these directors and executive officers in the merger has been included in the joint proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of PECO common stock is also set forth in the Definitive Proxy Statement for PECO’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of REIT II’s common stock is set forth in the Definitive Proxy Statement for REIT II’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements related to the anticipated benefits of the business combination transaction involving PECO and REIT II, including future financial and operating results, and the combed company’s plans, objectives and expectations, and the Company’s expectations regarding the performance of its business, its financial results, its liquidity and capital resources, the quality of the Company’s portfolio of grocery-anchored shopping centers and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, such as the risks that retail conditions may adversely affect the Company’s base rent and, subsequently, the Company’s income, and that the Company’s properties consist primarily of retail properties and the Company’s performance, therefore, is linked to the market for retail space generally, as well as other risks that are described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, Quarterly Report on Form 10-Q for the quarter ended June 30, 2018,and the preliminary proxy statement/prospectus filed with the SEC on August 28, 2018, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Investors:
Phillips Edison & Company, Inc.
Michael Koehler, Director of Investor Relations
513-338-2743
InvestorRelations@phillipsedison.com
Source: Phillips Edison & Company, Inc.
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